UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

RICH CIGARS, INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

76287J102
(CUSIP Number)

Alfred M. Rushing

8528 Sandy Beach Street, Tampa, FL 33634

(504) 621-8811

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

 May 8, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
(1)	NAME OF REPORTING PERSONS: Alfred M. Rushing

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 387,500 Common Shares

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 387,500 Common Shares

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,500 Common Shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.28% *

(14)	TYPE OF REPORTING PERSON IN

*2,712,980 shares issued and outstanding as of April 17, 2017

Item 1. Security and Issuer

This Schedule 13D (this "13D") is filed with respect to the Common Shares,  no par value per share (the "Common Shares") of Rich Cigars, Inc., a Florida corporation (the "Issuer"). The principal executive office of the Issuer is located at 3001 North Rocky Point East, Suite 200, Tampa, Florida 33607.

Item 2. Identity and Background

Below is information regarding the Reporting Entity:

(a)	This 13D is being filed on behalf of the following person: Alfred M. Rushing
(b)	The principal business address for the Reporting Person is 8528 Sandy Beach Street, Tampa, Florida 33634

(c)

Employment Information: Mr. Rushing is Chief Operating Officer, Vice President, Secretary and a Director of Rich Cigars, Inc. Mr. Rushing, age 51, attended University of Detroit in 1980, and Miramar College in 1985. He has been an operations manager and owner at "The Cigar Factory" in New Orleans, LA from 2003 until December 2016.  Mr. Rushing spends part time, approximately 20 hours a week, on the Issuer's business.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Alfred M. Rushing is a citizen of the United States of America.

Item 3. Source and Amount of funds or Other Consideration

Mr. Rushing received the share in exchange for accrued consulting fees as an officer of Rich Cigars, Inc. at $0.10 per share.

Item 4. Purpose of Transaction

This form is the initial filing in conjunction with the effectiveness of the Form 8A-12g of Rich Cigars, Inc. The information set forth or incorporated in Item 3 is incorporated herein by reference.

The Reporting Person has plans which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows:

(a) - (c)	None at this time.

(d)	None.

(e)	None.

(f)	None.

(g)	None

(h)	None.

(i)	None.

(j)	None.

The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

	(a) Aggregate number and percentage of the class of securities beneficially owned	Sole Power to Vote or to Direct the Vote:	Shared Power to or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:

	(Common Stock)
Alfred M. Rushing	387,500 -14.28%	387,500	0	387,500	0

(1) Mr. Rushing is the Issuer's COO, Vice President, Secretary and a Director.

(c)	Except as disclosed above, the Reporting Person has not effected any transaction in the shares during the preceding 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 above which is incorporated by reference herein.

Item 7. Material to Be filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2017

By:	/s/ Alfred M. Rushing
Name:	Alfred M. Rushing, Individual